

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 13, 2017

John W. McReynolds
President
Energy Transfer Equity, L.P.
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

> **Re:** **Energy Transfer Equity, L.P.**
> **Registration Statement on Form S-3**
> **Filed February 6, 2017**
> **File No. 333-215893**

Dear Mr. McReynolds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: William N. Finnegan IV, Esq.